SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
               PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                        FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 4)


                          Wyndham International, Inc.
            -------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, $0.01 par value per share
            -------------------------------------------------------
                        (Title of Class of Securities)

                                  983101 10 6
            -------------------------------------------------------
                                (CUSIP Number)

                              William Bonn, Esq.
                 Senior Managing Director and General Counsel
                         Beacon Capital Partners, Inc.
                               1 Federal Street
                                  26th Floor
                          Boston, Massachusetts 02110
                                (617) 457-0400
            -------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                With copies to:

Randall H. Doud, Esq.                                Gilbert G. Menna, Esq.
Thomas W. Greenberg                                  Goodwin Procter LLP
Skadden, Arps, Slate, Meagher & Flom LLP             Exchange Place
Four Times Square                                    Boston, Massachusetts 02109
New York, New York  10036                            (617) 570-1000
(212) 735-3000

                                August 16, 2006
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ?

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CUSIP No.   983101 10 6                            13D       Page 2 of 6 Pages
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          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   1               BCP Voting, Inc.
--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  |_|
   2                          (b)  |X|
--------------------------------------------------------------------------------

   3      SEC USE ONLY
--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*               N/A
--------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6               Delaware
--------------------------------------------------------------------------------

                                                SOLE VOTING POWER
                                           7             0
              NUMBER OF                  ------ --------------------------------
               SHARES
            BENEFICIALLY                        SHARED VOTING POWER
              OWNED BY                     8             0
                EACH                     ------ --------------------------------
              REPORTING
               PERSON                           SOLE DISPOSITIVE POWER
                WITH                       9             0
                                         ------ --------------------------------

                                                SHARED DISPOSITIVE POWER
                                          10             0
--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11              0
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   |_|
--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13              0%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   14              CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

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CUSIP No.   983101 10 6                            13D       Page 3 of 6 Pages
--------------------------------------------------------------------------------

          NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   1               Beacon Capital Partners, Inc.
--------------------------------------------------------------------------------

          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  |_|
   2                          (b)  |X|
--------------------------------------------------------------------------------

   3      SEC USE ONLY
--------------------------------------------------------------------------------

   4      SOURCE OF FUNDS*               N/A
--------------------------------------------------------------------------------

          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   5      PURSUANT TO ITEMS 2(d) or 2(e)          |_|
--------------------------------------------------------------------------------

          CITIZENSHIP OR PLACE OF ORGANIZATION
   6               Maryland
--------------------------------------------------------------------------------

                                                SOLE VOTING POWER
                                           7             0
              NUMBER OF                  ------ --------------------------------
               SHARES
            BENEFICIALLY                        SHARED VOTING POWER
              OWNED BY                     8             0
                EACH                     ------ --------------------------------
              REPORTING
               PERSON                           SOLE DISPOSITIVE POWER
                WITH                       9             0
                                         ------ --------------------------------

                                                SHARED DISPOSITIVE POWER
                                          10             0
--------------------------------------------------------------------------------

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11              0
--------------------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                   |_|
--------------------------------------------------------------------------------

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13              0%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON*
   14              CO
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
--------------------------------------------------------------------------------

              This Amendment No. 4 to Schedule 13D (this "Amendment") is filed by the undersigned to amend the Statement on Schedule 13D, filed by the undersigned on July 13, 1999 (the "Original Filing"), as amended by Amendment No. 1 to the Original Filing, filed by the undersigned on December 17, 1999 (the "First Amendment"), Amendment No. 2 to the Original Filing, filed on April 14, 2005 (the "Second Amendment") and Amendment No. 3 to the Original Filing, filed on June 16, 2006 (the "Third Amendment"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing, the First Amendment, the Second Amendment or the Third Amendment, as applicable. Any reference to "this Schedule 13D" in the Original Filing, the First Amendment, the Second Amendment, the Third Amendment or in this Amendment shall refer to the Original Filing as amended by the First Amendment, the Second Amendment, the Third Amendment and this Amendment.

Item 4.  Purpose of Transactions.
         -----------------------

                  Item 4 is hereby amended by adding the following:

         The closing of the transactions contemplated by the Blackstone Merger Agreement, including the Blackstone Merger, occurred on August 16, 2005. In connection with the Blackstone Merger, each outstanding share of Series B Preferred Stock held by the Reporting Persons was converted into $72.17 in cash. As a result, the Reporting Persons no longer hold any interest in the Registrant. Immediately prior to the closing of the Blackstone Merger, the Recapitalization Agreement was terminated.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5 is hereby amended and restated to read in its entirety as follows:

         As a result of the closing of the Blackstone Merger described in Item 4 above, none of the Reporting Persons holds any interest in the Registrant.

                                  SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

                                             August 17, 2005

                                             BCP VOTING, INC.



                                            By: /s/ William Bonn
                                               ---------------------------------
                                               Name:  William Bonn
                                               Title: Senior Managing Director
                                                      and General Counsel


                                           BEACON CAPITAL PARTNERS, INC.



                                            By: /s/ William Bonn
                                               ---------------------------------
                                               Name:  William Bonn
                                               Title: Senior Managing Director
                                                      and General Counsel